Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Statement of Computation of Ratios of

Earnings to Fixed Charges and

Preferred Dividends and Distributions

(In thousands)

	Years Ended December 31,
	2001	2002	2003	2004	2005
Earnings
Pretax income from continuing operations	$9,111	$4,705	$7,186	$7,922	$5,535
Preferred dividends	—	—	—	—	—
Fixed Charges
Interest expense	24,125	16,262	14,957	16,350	24,514
Estimated interest expense within rental expense(1)	160	173	171	165	181

Total fixed charges	24,285	16,435	15,128	16,515	24,695

Earnings Before Fixed Charges	$33,396	$21,140	$22,314	$24,437	$30,230

Ratio of Earnings to Fixed Charges and Preferred Dividends and Distributions	1.38	1.29	1.48	1.48	1.22

(1)  All rental expense is derived from operating leases. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30%, the office rent for each of the years ended, as indicated above.